Exhibit 99.1

Merrill Lynch & Co., Inc.

Reconciliation of Non-GAAP Measures

Merrill Lynch adopted Statement of Financial Accounting Standards No. 123 (as revised in 2004) for stock-based employee compensation during the first quarter 2006. Additionally, as a result of a comprehensive review of the retirement provisions in its stock-based compensation plans, Merrill Lynch also modified the retirement eligibility requirements of existing stock awards in order to facilitate transition to more stringent retirement eligibility requirements for future stock awards. These modifications and the adoption of the new accounting standard required Merrill Lynch to accelerate the recognition of compensation expenses for affected stock awards, resulting in the “one-time compensation expenses.” These changes represent timing differences and are not economic in substance. Management believes that while the results excluding the one-time expenses are considered non-GAAP measures, they depict the operating performance of the company more clearly and enable more appropriate period-to-period comparisons.

Unaudited Earnings Summary

(in millions, except per share amounts)

	For the Three Months Ended March 31, 2006
	Excluding the Impact of	First Quarter Impact of
	One-time Compensation	One-time Compensation
	Expenses	Expenses	GAAP Basis

Net Revenues(a)	$7,972	$-	$7,972

Non-Interest Expenses
Compensation and benefits(b)	3,991	1,759	5,750
Non-compensation expenses(c)	1,629	-	1,629

Total Non-Interest Expenses	5,620	1,759	7,379

Earnings Before Income Taxes(d)	2,352	(1,759)	593
Income Tax Expense(e)	700	(582)	118

Net Earnings	$1,652	$(1,177)	$475

Preferred Stock Dividends	$43	$-	$43

Net Earnings Applicable to Common Stockholders	$1,609	$(1,177)	$432

Earnings Per Common Share
Basic	$1.83	$(1.34)	$0.49
Diluted	$1.65	$(1.21)	$0.44
Average Shares Used in Computing Earnings Per Common Share
Basic	878.0	5.7	883.7
Diluted	975.4	5.7	981.1

108

Financial Ratios

	For the Three Months Ended
	March 31, 2006
	Excluding the Impact of One-
	time Compensation Expenses	GAAP Basis

Ratio of compensation and benefits to net revenues(b)/(a)	50.1%	72.1%
Ratio of non-compensation expenses to net revenues(c)/(a)	20.4%	20.4%
Effective Tax Rate(e)/(d)	29.8%	19.9%
Pre-tax Profit Margin(d)/(a)	29.5%	7.4%

Average Common Equity	$33,800	$33,800
Average impact of one-time compensation expenses	(145)	-

Average Common Equity	33,655	33,800
Annualized Return on Average Common Equity	19.1%	5.1%

109

Exhibit 99.1

Merrill Lynch & Co., Inc.

Reconciliation of Non-GAAP Measures — Segment Data (unaudited)

(dollars in millions)

For the Three
Months Ended
March 31,
2006

Global Markets & Investment Banking
Total net revenues(a)	$4,567

Pre-tax earnings	216
Impact of one-time compensation expenses	1,369

Pre-tax earnings excluding one-time compensation expenses(b)	1,585
Pre-tax profit margin	4.7%
Pre-tax profit margin excluding one-time compensation expenses(b)/(a)	34.7%

Global Wealth Management
Total net revenues(a)	$2,935

Pre-tax earnings	361
Impact of one-time compensation expenses	281

Pre-tax earnings excluding one-time compensation expenses(b)	642
Pre-tax profit margin	12.3%
Pre-tax profit margin excluding one-time compensation expenses(b)/(a)	21.9%

Merrill Lynch Investment Managers
Total net revenues(a)	$570

Pre-tax earnings	113
Impact of one-time compensation expenses	109

Pre-tax earnings excluding one-time compensation expenses(b)	222
Pre-tax profit margin	19.8%
Pre-tax profit margin excluding one-time compensation expenses(b)/(a)	38.9%

110